April 6, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn: Mr. Russell Mancuso

RE: Comment Letter dated April 3, 2009
Tyco Electronics Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 25, 2009
File No. 333-156927

Dear Mr. Mancuso:

This letter responds to one set of the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Tyco Electronics Ltd. (“Tyco Electronics” or the “Company”) dated April 3, 2009 (the “Comment Letter”).  The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below.

We will respond separately to the other comments set forth in the Comment Letter, which relate to Exhibit 5.1.

Comparison of shareholder rights before and after the meeting, page 74

1.                                      Regarding your response to prior comment 2:

•                  In the last paragraph on page 84, you describe a difference as “customary.”  If the difference is not required by Swiss law, it should be presented to stockholders as a separate proposal unless immaterial….

In response to the Staff’s comment, we will file Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in which we will revise the disclosure on page 84 of the proxy statement/prospectus contained therein (the “Proxy Statement/Prospectus”) to clarify that the difference described in the last paragraph on page 84 is required by Swiss law for Swiss companies that issue registered shares (as opposed to bearer shares).  The relevant paragraph on page 84 will read as follows in Amendment No. 3:

“Tyco Electronics (Switzerland)’s Proposed Swiss Articles contain a provision regarding voting rights that is required by Swiss law for Swiss companies that issue registered shares (as opposed to bearer shares).”

•                  Please also revise for other differences that are not required by Swiss law.

Please note the following:

(1)           We have decided to revise the Proposed Swiss Articles to retain certificated shares, as discussed in the final response set forth below.

(2)           We have also decided to revise the Proposed Swiss Articles to eliminate the upper limit on the number of directors we may have, so that the provision will be the same in the Proposed Swiss Articles as in our current Bye-Laws, namely that we may not have fewer than two directors.

(3)           With respect to the first two changes we identified in Attachment A, please see our immediately following response.

Based on the foregoing, we confirm that except for the matters separately presented in Proposal No. 12 and Proposal No. 13, there are no material differences between our current Bye-Laws and our Proposed Swiss Articles that are not required by Swiss law.

•                  Please clarify whether the first two changes that you identified in Attachment A to your response are required by Swiss law.  If Swiss law permits - but does not require - these changes, it appears that they should each be presented as separate proposals to your shareholders.

For the reasons set forth below, we do not believe that it is appropriate to present as separate proposals either the provisions of the Proposed Swiss Articles authorizing the Company’s Board of Directors to issue authorized and conditional capital, or the provisions setting forth the circumstances under which the Board of Directors may limit shareholders’ preemptive and advance subscription rights.  These provisions are intended to replicate, as far as it is possible to do so consistent with Swiss law, the authority currently afforded the Board of Directors under Bermuda law and the Company’s Bye-laws to issue shares, on the one hand, and options, warrants or similar securities or rights (collectively, “rights”) to acquire shares, on the other hand.  Accordingly, we believe that these provisions do not represent material changes from the comparable provisions of the Company’s current Bye-Laws.

The Company’s authorized capital currently consists of 1,000,000,000 common shares, 499,735,543 of which are unissued, and 125,000,000 preferred shares, all of which are unissued.  Under the Company’s current Bye-Laws and Bermuda law, all such common and preferred shares and rights to acquire such common and preferred shares may be issued by action of the Board of Directors alone; shareholder approval is not required.

The only requirements for shareholder approval of the issuance of shares or rights to acquire shares to which we currently are subject arise by virtue of our listing on the New York Stock Exchange.  As disclosed in the Proxy Statement/Prospectus, we will continue to be listed on the New York Stock Exchange, and therefore we will continue to be subject to these shareholder approval requirements, after the Swiss Continuation.

Consistent with the Board’s existing authority, the Proposed Swiss Articles will authorize the Board of Directors to issue the maximum amount of “authorized capital” and the maximum amount of “conditional capital” that Swiss law permits.  Under Swiss law, the Board may authorize the issuance of shares amounting to up to 50% of its registered share capital at any time within a two-year period without shareholder approval — after which shareholder authorization must be obtained anew.  In addition, under Swiss law, the Board may at any time authorize the issuance of rights to acquire shares amounting to up to 50% of its registered share capital for certain limited purposes (e.g., financings and compensations plans) without shareholder approval.

Based on the assumptions described on page 47 of the Proxy Statement/Prospectus, we anticipate that, after the Swiss Continuation, the Company will have registered share capital of CHF 1,316,000,000 comprised of 468,002,231 shares of par value CHF 2.81 each.  These shares will be equivalent to common shares and there will be no preferred shares issued.  The number of shares of authorized capital that the Board of Directors may issue for the first two years after the Swiss Continuation without further shareholder approval will be 50% of this amount, or approximately 234,001,116 shares, subject to the requirements of the New York Stock Exchange.  (As noted above, 50% is the maximum amount that may be established as “authorized capital” under Swiss law without shareholder approval during each two-year period.)  In addition, the Board of Directors may authorize the issuance of rights to acquire approximately 234,001,116 shares as conditional capital, but only for limited purposes and, again, subject to the shareholder approval requirements of the New York Stock Exchange.  (As noted above, 50% is also the maximum amount that may be established as “conditional capital” under Swiss law without shareholder approval.)  Taken together, during the first two years after the Swiss Continuation, the Board will have the ability to issue 468,002,231 shares or rights to acquire shares as authorized capital or conditional capital without shareholder approval, subject to the requirements of the New York Stock Exchange.  The Board will therefore be authorized to issue approximately 31.7 million shares less than the 499.7 million common shares it is currently authorized to issue without shareholder approval.  In addition, in contrast with its authority now, absent shareholder approval the Board of Directors may only authorize the issuance of rights to acquire 234,001,116 of these shares for limited purposes and the Board of Directors may not issue any preferred shares.  Accordingly, these provisions replicate the Board’s existing authority as far as it is possible to do so consistent with Swiss law and, moreover, do not expand the Board’s existing authority.

Shareholders of the Company do not currently have preemptive rights or advance subscription rights. Therefore, the Memorandum of Association and Bye-laws of the Company do not address preemptive rights or advance subscription rights.  On the other hand, once the Company continues as a Swiss corporation, it will be required under Swiss law to provide shareholders with preemptive rights (in relation to authorized capital) and advance subscription rights (in relation to conditional capital).  The board of directors of a Swiss company is, however, permitted to limit preemptive rights and advance subscription rights under certain circumstances.  The Proposed Swiss Articles set forth the circumstances under which the Board of Directors of the Company may limit shareholders’ preemptive rights and advance subscription rights upon the Company’s continuation in Switzerland.  As in the case of the Board’s authority to issue shares and rights, these circumstances have been selected to replicate, as far as it is possible to do so consistent with Swiss law, the authority currently afforded the Board of Directors under Bermuda law and the Company’s Bye-laws to issue shares or rights to acquire shares without preemptive or advance subscription rights.

We note that, following a response on January 22, 2009 by Noble Corporation to a similar Staff comment in connection with Noble’s continuation from the Cayman Islands to Switzerland, the Staff did not require unbundling of similar provisions of Noble’s proposed Swiss articles of association.

We will revise the Proxy Statement/Prospectus to indicate that the limitations on preemptive rights and advance subscription rights are not required by Swiss law but are intended to replicate the Board of Directors’ existing authority in connection with the issuance of shares and rights to acquire shares.

We will also revise the Proxy Statement/Prospectus to indicate that courts in Switzerland have not addressed certain of the circumstances set forth in the Proposed Swiss Articles under which preemptive rights or advance subscription rights (as applicable) may be limited or withdrawn: (i) issuances of authorized capital if the issue price is determined by reference to the market price or in connection with the financing of new investment plans, (ii) issuances of conditional capital through a private placement or (iii) issuances of authorized or conditional capital for the purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in which the board of directors, upon consultation with an independent financial advisor, has not recommended acceptance to shareholders.

•                  Please tell us the purpose of third change that you identified in Attachment A.  Also, tell us how you concluded that the third change is immaterial.

The Company has decided to revise the Proposed Swiss Articles to permit certificated shares.  As a result, the associated disclosure in Amendment No. 3 will be revised as follows on page 16 and conforming changes will be made on pages 38, 73, 90 and A-6 of the Proxy Statement/Prospectus.  We will also include a form of share certificate as exhibit 4.1 to Amendment No. 3.

“Q: Do I have to take any action if I hold shares held in certificated form?

A: Yes. If any of your shares are held in certificated form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective date of the Swiss Continuation. The letter of transmittal will contain instructions on how to surrender certificates representing your shares to the transfer agent. Upon receipt of your share certificate, you will be issued the appropriate number of shares electronically in book-entry form or, if you so choose, in certificated form.  No new shares will be issued to you until you surrender your outstanding certificates, together with the properly completed and executed letter of transmittal, to the transfer agent.

Q: Do I have to take any action to exchange my shares held in book-entry form?

A: No. If you hold registered shares in book-entry form, your shares will be exchanged without any action on your part.”

*              *              *

Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,

/s/ Robert A. Scott
Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.

cc:	Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP